Term Sheet 1753ZZ To product supplement ZZ dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012 Deutsche Bank AG	Registration Statement No. 333-184193 Dated May 7, 2013; Rule 433
Structured Investments	Deutsche Bank $ Autocallable Securities Linked to the Performance of the Brazilian Real Relative to the Japanese Yen due May 22*, 2014
General
•
The securities are linked to the performance of the Brazilian real (the “Underlying Currency”) relative to the Japanese yen (the “Reference Currency”). The securities will automatically be called and will pay a premium if the Currency Performance, calculated as set forth below, is greater than or equal to zero (meaning that the Brazilian real strengthens or remains unchanged relative to the Japanese yen) on any Observation Date. If the securities are not automatically called and the Currency Performance on the Final Valuation Date is less than zero (meaning the Brazilian real weakens relative to the Japanese yen), but is greater than or equal to -20.00%, investors will receive $1,000 per $1,000 Face Amount of securities. However, if the securities are not automatically called and the Currency Performance on the Final Valuation Date is less than -20.00%, investors will lose 1.00% of their initial investment for every 1.00% of the negative Currency Performance. Investors should be willing to lose a significant portion or all of their initial investment in the securities if the securities are not automatically called and the Brazilian real weakens relative to the Japanese yen such that the Currency Performance is less than -20.00%. The securities do not pay any coupons. Any payment upon an automatic call of the securities or at maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing May 22, 2014†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The securities are expected to price on or about May 10*, 2013 (the “Trade Date”) and are expected to settle on or about May 15*, 2013 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying Currency:	Brazilian real (“BRL”)
Reference Currency:	Japanese yen (“JPY”)
Automatic Call:
If the Currency Performance on any Observation Date is greater than or equal to zero, the securities will be automatically called on the corresponding Call Settlement Date for a cash payment per $1,000 Face Amount of securities equal to $1,000 plus $1,000 multiplied by the Call Premium for the relevant Observation Date. The Call Premiums reflect an annualized return of approximately 16.40%**. The Observation Dates, expected Call Settlement Dates, Call Premiums and Call Payments are set forth in the table below.

	Observation Dates†	Expected Call Settlement Dates	Call Premium**	Call Payment** (Per $1,000 Face Amount)
	August 12*, 2013	August 15*, 2013	4.10%	$1,041.00
	November 12*, 2013	November 15*, 2013	8.20%	$1,082.00
	February 10*, 2014	February 13*, 2014	12.30%	$1,123.00
	May 19*, 2014 (Final Valuation Date)	May 22*, 2014 (Maturity Date)	16.40%	$1,164.00
	** The actual Call Premiums and Call Payments will be determined on the Trade Date and will not be less than the respective Call Premiums and Call Payments as set forth above.
Call Settlement Dates:	The third business day following the relevant Observation Date.
Payment at Maturity:
If the securities are not automatically called, the Payment at Maturity per $1,000 Face Amount of securities will be:
•      If the Currency Performance on the Final Valuation Date is greater than or equal to -20.00%, you will be entitled to receive a cash Payment at Maturity of $1,000 per $1,000 Face Amount of securities.
•      If the Currency Performance on the Final Valuation Date is less than -20.00%, you will be entitled to receive a cash Payment at Maturity, calculated as follows:

	$1,000 + ($1,000 x Currency Performance)

In no event will the Payment at Maturity be less than zero. If the securities are not called and the Currency Performance on the Final Valuation Date is less than -20.00%, you will lose a significant portion or all of your investment at maturity. Because the Currency Performance is calculated by dividing the difference between the Final Spot Rate and the Initial Spot Rate by the Final Spot Rate, you will lose all of your investment if the Final Spot Rate is equal to or less than 50.00% of the Initial Spot Rate.

Currency Performance:	The performance of the Underlying Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
	Final Spot Rate – Initial Spot Rate
	Final Spot Rate
Spot Rate:
The Spot Rate for the Brazilian real against the Japanese yen will be the BRL/JPY reference rate, expressed as a number of Japanese yen per one Brazilian real, which is equal to:
USD/JPY Spot Rate
USD/BRL Spot Rate
A higher Spot Rate indicates a strengthening of the Underlying Currency against the Reference Currency while a lower Spot Rate indicates a weakening of the Underlying Currency against the Reference Currency. If the foregoing Spot Rate is unavailable (or is published in error), the calculation agent may postpone the relevant Observation Date and/or Final Valuation Date and determine the Spot Rate in good faith and in a commercially reasonable manner as described under “Description of Securities — Adjustments to Valuation Dates” in the accompanying product supplement.

	(Key Terms continued on next page)
Investing in the securities involves a number of risks.  See “Risk Factors” beginning on page 8 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 7 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per security	$1,000.00	$10.00	$990.00
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per security, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

JPMorgan
Placement Agent
May 7, 2013

(Key Terms continued from previous page)

USD/JPY Spot Rate:
The USD/JPY Spot Rate is the U.S. dollar/JPY mid-spot rate at approximately 4:00 p.m. London time, expressed as units of Japanese yen per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT12” (or any successor page) on the relevant date of calculation.

USD/BRL Spot Rate:
The USD/BRL Spot Rate is the U.S. dollar/Brazilian real offered rate for U.S. dollars, expressed as units of Brazilian reais per one U.S. dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Contabilidade” or Rates for Accounting Purposes), by approximately 6:00 p.m., Sao Paulo time, on such date of calculation, which appears on Reuters Page “BRFR” or any successor page, on the relevant date of calculation.

Initial Spot Rate:	The Spot Rate for the Underlying Currency on the Trade Date
Final Spot Rate:	The Spot Rate for the Underlying Currency on the relevant date of calculation
Trade Date:	May 10*, 2013
Settlement Date:	May 15*, 2013
Final Valuation Date†:	May 19*, 2014
Maturity Date†:	May 22*, 2014
Listing:	The securities will not be listed on any securities exchange.
CUSIP/ISIN:	25152RCV3 / US25152RCV33
*
Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Observation Dates, expected Call Settlement Dates, Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.

†	Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

You should read this term sheet together with product supplement ZZ dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these securities are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement ZZ dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005086/crt_dp33013-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What Is the Payment on the Securities, Assuming a Range of Hypothetical Performances for the Spot Rate?

The tables and hypothetical examples set forth below are for illustrative purposes only.  The actual returns applicable to a purchaser of the securities will be determined on the Observation Dates or the Final Valuation Date, as applicable. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing below may have been rounded for ease of analysis.

If the securities are called:

If the Currency Performance on any Observation Date is greater than or equal to zero, the securities will be automatically called on the corresponding Call Settlement Date for a cash payment per $1,000 Face Amount of securities equal to $1,000 plus $1,000 multiplied by the Call Premium for the relevant Observation Date. The following table illustrates the hypothetical Call Payment upon an automatic call on any of the Observation Dates and assumes Call Premiums of 4.10%, 8.20%, 12.30% and 16.40% for the respective Observation Dates. The actual Call Premiums will be determined on the Trade Date.

Observation Dates	Expected Call Settlement Dates	Call Premium	Call Payment (per $1,000 Face Amount)
August 12, 2013	August 15, 2013	4.10%	$1,041.00
November 12, 2013	November 15, 2013	8.20%	$1,082.00
February 10, 2014	February 13, 2014	12.30%	$1,123.00
May 19, 2014 (Final Valuation Date)	May 22, 2014 (Maturity Date)	16.40%	$1,164.00

If the securities are not called:

The following table illustrates how the hypothetical Payments at Maturity per $1,000 Face Amount of securities are calculated if the securities are not called prior to maturity, and assumes a hypothetical Initial Spot Rate of 50.00. The actual Initial Spot Rate will be determined on the Trade Date. The numbers appearing below have been rounded for ease of analysis.

Final Spot Rate	Currency Performance	Payment at Maturity	Return on the Securities
100.00	50.00%	N/A	N/A
83.33	40.00%	N/A	N/A
71.43	30.00%	N/A	N/A
62.50	20.00%	N/A	N/A
58.82	15.00%	N/A	N/A
55.56	10.00%	N/A	N/A
52.63	5.00%	N/A	N/A
50.00	0.00%	N/A	N/A
47.62	-5.00%	$1,000.00	0.00%
45.45	-10.00%	$1,000.00	0.00%
43.48	-15.00%	$1,000.00	0.00%
41.67	-20.00%	$1,000.00	0.00%
40.00	-25.00%	$750.00	-25.00%
38.46	-30.00%	$700.00	-30.00%
37.04	-35.00%	$650.00	-35.00%
35.71	-40.00%	$600.00	-40.00%
31.25	-60.00%	$400.00	-60.00%
27.78	-80.00%	$200.00	-80.00%
25.00	-100.00%	$0.00	-100.00%
23.81	-110.00%	$0.00	-100.00%

N/A: Not applicable because the securities will be automatically called if the Currency Performance is greater than or equal to zero on the last Observation Date (the Final Valuation Date).

The following examples illustrate how the hypothetical Payments at Maturity or hypothetical Call Payments set forth in the two tables above are calculated.

Example 1: The Final Spot Rate is greater than the Initial Spot Rate (the Brazilian real strengthens relative to the Japanese yen), resulting in a Currency Performance of 20.00% on the first Observation Date. Because the Currency Performance on the first Observation Date is greater than or equal to zero, the securities are automatically called, and the investor will receive a cash payment of $1,041.00 per $1,000 Face Amount of securities on the related Call Settlement Date, calculated as follows:

$1,000 + ($1,000 x 4.10%) = $1,041.00

Example 2: The securities have not been automatically called prior to the Final Valuation Date and the Final Spot Rate is greater than the Initial Spot Rate (the Brazilian real strengthens relative to the Japanese yen), resulting in a Currency Performance of 10.00% on the Final Valuation Date. Because the last Observation Date is scheduled to be the Final Valuation Date and the Currency Performance on the last Observation Date is greater than or equal to zero, the securities are automatically called, and the investor will receive a cash payment of $1,164.00 per $1,000 Face Amount of securities on the related Call Settlement Date (the Maturity Date), calculated as follows:

$1,000 + ($1,000 x 16.40%) = $1,164.00

Example 3: The securities have not been automatically called prior to the Final Valuation Date and the Final Spot Rate is less than the Initial Spot Rate (the Brazilian real weakens relative to the Japanese yen), resulting in a Currency Performance of -5.00% on the Final Valuation Date. Because the Currency Performance on the Final Valuation Date, the last Observation Date, is less than zero, the securities are not automatically called on the Final Valuation Date. Even though the Currency Performance of -5.00% is negative, because the Currency Performance is greater than or equal to -20.00%, the investor will receive a Payment at Maturity of $1,000.00 per $1,000 Face Amount of securities.

Example 4: The securities have not been automatically called prior to the Final Valuation Date and the Final Spot Rate is less than the Initial Spot Rate (the Brazilian real weakens relative to the Japanese yen), resulting in a Currency Performance of -40.00% on the Final Valuation Date. Because the Currency Performance on the Final Valuation Date, the last Observation Date, is less than zero, the securities are not automatically called on the Final Valuation Date. Since the Currency Performance of -40.00% is less than -20.00%, the investor will receive a Payment at Maturity of $600.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x -40.00%) = $600.00

Example 5: The securities have not been automatically called prior to the Final Valuation Date and the Final Spot Rate is less than 50.00% of the Initial Spot Rate (the Brazilian real weakens relative to the Japanese yen), resulting in a Currency Performance of less than -100.00% on the Final Valuation Date. Because the Currency Performance on the Final Valuation Date, the last Observation Date, is less than zero, the securities are not automatically called on the Final Valuation Date. Since the Currency Performance is less than -100.00%, the investor will receive a Payment at Maturity of $0.00 per $1,000 Face Amount of securities.

Selected Purchase Considerations

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FIXED APPRECIATION POTENTIAL IF THE SECURITIES ARE AUTOMATICALLY CALLED, AND LIMITED PROTECTION AGAINST LOSS — The securities are designed for investors who believe that the Brazilian real will not depreciate relative to the Japanese yen over the term of the securities, and who are willing to risk losing up to 100% of their initial investment if the securities are not automatically called and the Currency Performance is less than -20.00% on the Final Valuation Date.  If the securities are automatically called, you will receive a positive return reflecting the Call Premium for the applicable Observation Date. If the securities are not automatically called and the Currency Performance is equal to or greater than -20.00% on the Final Valuation Date, you will receive your initial investment amount at maturity. If the Currency Performance is less than -20.00% on the Final Valuation Date, you will lose 1.00% of your initial investment for every 1.00% of the negative Currency Performance, and you will lose a significant portion or all of your investment.  Because the securities are our senior unsecured obligations, payment of any amount on the securities at maturity or upon an automatic call is subject to our ability to pay our obligations as they become due.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE — While the original term of the securities is approximately 12 months, the securities will be called if the Currency Performance is greater than or equal to zero on any Observation Date (including the Final Valuation Date), and you will be entitled to a return on the securities on the applicable Call Settlement Date of approximately 16.40% per annum, or approximately 4.10% on a quarterly basis. The actual Call Premium will be determined on the Trade Date.

•
SINGLE UNDERLYING CURRENCY — The return on the securities, which may be positive, zero or negative, is linked to the performance of the Brazilian real, which we refer to as the Underlying Currency, relative to the Japanese yen, which we refer to as the Reference Currency.  Accordingly, the Currency Performance will increase as the Underlying Currency appreciates relative to the Japanese yen, and will decrease as the Underlying Currency depreciates relative to the Japanese yen.

•
TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Due to the lack of direct legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the securities. Based on current market conditions, we intend to treat them for information reporting purposes as prepaid financial contracts that are not debt, with the consequences described below. If the securities are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your securities (including pursuant to an automatic call or at maturity). The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the tax consequences of ownership and disposition of your securities could be materially and adversely affected. The remainder of this discussion is based on the treatment of the securities as prepaid financial contracts that are not debt.

Your gain or loss on the securities should be treated as ordinary income or loss under Section 988 of the Internal Revenue Code (the “Code”) unless, before the close of the day on which you acquire the securities, you make a valid election pursuant to the applicable Treasury regulations under Section 988 to treat such gain or loss as capital gain or loss (a “capital gain election”). Assuming that the securities are properly treated as prepaid financial contracts that are not debt, we believe it is reasonable to treat the capital gain election as available and that there should be no adverse consequences as a result of having made a protective capital gain election.

To make the capital gain election (assuming it is available), you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the securities on your books and records on the day you acquire them as being subject to the election and file a prescribed statement verifying the election with your federal income tax return or (b) obtain “independent verification” of the election. Assuming that you are permitted to, and do, make the election, your gain or loss on the securities should be short-term capital gain or loss, unless you have held the securities for more than one year, in which case your gain or loss should be long-term capital gain or loss. The deductibility of capital losses is subject to limitations. If you do not make a valid capital gain election, special reporting rules could apply if your ordinary losses under Section 988 exceed a specified threshold.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling concluding that a financial instrument with some arguable similarity to the securities is properly treated as a debt instrument denominated in a foreign currency. The securities are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the securities for U.S. holders, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks.  Investing in the securities is not equivalent to investing directly in the Underlying Currency.  In addition to these risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment.  The return on the securities at maturity is linked to the performance of the Brazilian real relative to the Japanese yen and will depend on whether the securities are automatically called, and if the securities are not called, on the Currency Performance. If the securities are not automatically called, you will not receive a positive return on the securities.  Moreover, if the securities are not automatically called and the Currency Performance, calculated as set forth herein, is less than -20.00%, your investment will be fully exposed to the negative Currency Performance, and you will lose 1.00% of your investment for every 1.00% of the negative Currency Performance. In this scenario, you will lose a significant portion or all of your investment in the securities. Because the Currency Performance is calculated by dividing the difference between the Final Spot Rate and the Initial Spot Rate by the Final Spot Rate, you will lose all of your investment if the Final Spot Rate is equal to or less than 50.00% of the Initial Spot Rate. Any payment on the securities is subject to our ability to satisfy our obligations as they become due.

•
THE MAXIMUM RETURN TO THE SECURITIES IS LIMITED TO THE CALL PREMIUM —The appreciation potential of the securities is limited to the pre-specified Call Premium on the relevant Observation Date, regardless of the performance of the Underlying Currency. In addition, since the securities could be called as early as the first Observation Date, the term of your investment could be as short as three months, and your return on the securities would be less than what you would receive if the securities were called on a later Observation Date.  If the securities are not automatically called, you will not realize a positive return on the securities, and you may lose up to 100% of your initial investment if the Currency Performance is less than -20.00%.

•
REINVESTMENT RISK — If your securities are called early, the term of the securities may be reduced to as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

•	THE SECURITIES DO NOT PAY COUPONS — Unlike ordinary debt securities, the securities do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations you might not receive the amount owed to you under the terms of the securities.

•
INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY — You may receive a lower payment in respect of the securities than you would have received if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance for the Underlying Currency is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

•
THE SECURITIES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Holders of the securities will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency, calculated based on the respective exchange rates of the Underlying Currency and the Reference Currency against the U.S. dollar. Foreign currency exchange rates vary over time, and may vary considerably during the term of the securities. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s country and economic and political developments in the Reference Currency’s country. Additionally, the volatility of the currency exchange rates between the Underlying Currency and the Reference Currency, between the Underlying Currency and the U.S. dollar and between the Reference Currency and the U.S. dollar could affect the value of the securities.

Of particular importance to currency exchange rate risk are:

• existing and expected rates of inflation;

• existing and expected interest rate levels;

• political, civil or military unrest;

• the balance of payments in Brazil, Japan and the U.S.; and

• the extent of governmental surpluses or deficits in Brazil, Japan and the U.S.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil, Japan, the U.S. and other countries important to international trade and finance.

•
CURRENCY MARKETS MAY BE VOLATILE — The securities are linked to the performance of the Brazilian real, as Underlying Currency, relative to the Japanese yen, as Reference Currency, and investors should consider factors that could affect the Underlying Currency or the Reference Currency during the term of the securities. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your securities in varying ways.

•
THE SECURITIES ARE SUBJECT TO EMERGING MARKETS RISK — The Underlying Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the securities and the return on the securities.

•
LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency and/or the Reference Currency and, consequently, the value of and return on the securities.

•
THE SECURITIES ARE LINKED TO THE PERFORMANCE OF A SINGLE CURRENCY RELATIVE TO A SINGLE CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK — Your investment in the securities is subject to the risk of significant fluctuations in the performance of a single currency, the Brazilian real, relative to a single currency, the Japanese yen. Because the securities are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate of the Underlying Currency relative to the Reference Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies as if the securities were linked to a currency basket.

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THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency and the value of the securities.

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IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on an Observation Date would likely have an adverse effect on the Final Spot Rate, and therefore, reduce the likelihood the securities are automatically called and/or adversely affect the return on your securities. Limited liquidity relating to the Underlying Currency and/or the Reference Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY AND/OR THE REFERENCE CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rate of the Underlying Currency and the Reference Currency and, therefore, the value of the securities.

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HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE SECURITIES — It is impossible to predict whether the Spot Rate of the Underlying Currency will rise or fall.  The actual performance of the Underlying Currency relative to the Reference Currency over the term of the securities may bear little relation to the historical exchange rates of the Underlying Currency relative to the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet.

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MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency’s home country to accounts outside the Underlying Currency’s home country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency’s home country or to a party that is a non-resident of the Underlying Currency’s home country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency’s home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency’s home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying Currency’s home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the securities.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that the relevant Observation Date, Call Settlement Date, Final Valuation Date and the Maturity Date will be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement and such Spot Rate may differ substantially from the published exchange rate of the Underlying Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return. If the securities are not automatically called, the amount you receive at maturity may be less or significantly less than your initial investment and may be zero.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment(s) on the securities described in this term sheet is based on the full Face Amount of your securities, the Issue Price of the securities includes the agent’s commission, if any, and the cost of hedging our obligations under the securities through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates) will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

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LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade or sell your securities is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — While we expect that, generally, the Spot Rate for the Underlying Currency against the Reference Currency on any day will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying Currency relative to the Reference Currency and both currencies relative to the U.S. dollar;

•	the time remaining to the maturity of the securities;

•	interest rates and yields in the market generally and in the markets of the Underlying Currency and the Reference Currency;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying Currency, the Reference Currency or the markets generally;

•	suspension or disruption of market trading of the Underlying Currency or the Reference Currency;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY AFFECT THE VALUE OF THE SECURITIES — We or one or more of our affiliates expect to hedge our foreign currency exposure from the securities by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Spot Rate and make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Currency and/or the Reference Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Underlying Currency and/or the Reference Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the securities.

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WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES.  ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE UNDERLYING CURRENCY TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the securities. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Underlying Currency to which the securities are linked.

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POTENTIAL CONFLICTS OF INTEREST— We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. The calculation agent will determine, among other things, the Final Spot Rate and the amount that Deutsche Bank AG will pay you on the securities. The calculation agent also maintains some discretion as to how the calculations are made, in particular if the Spot Rate is not available on an Observation Date and/or the Final Valuation Date. The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. The determination of a Market Disruption Event by the calculation agent could adversely affect the amount of payment you receive on the securities.

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THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES — As of the date of this term sheet, there is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that are not debt, as described above under “Tax Consequences.” Even if this treatment is respected, substantial uncertainties remain. For instance, you may not be permitted to make a capital gain election with respect to your securities. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling concluding that a financial instrument with some arguable similarity to the securities is properly treated as a debt instrument denominated in a foreign currency. The securities are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the securities for U.S. holders, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the securities will be used in connection with hedging our obligations under the securities through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date, the Observation Dates and the Final Valuation Date could affect the Underlying Currency and/or Reference Currency and, as a result, could decrease the likelihood the securities are automatically called and the amount you may receive on the securities.

Historical Information

The following table and graph show the historical exchange rates for the number of units of Japanese yen per one Brazilian real. The table uses daily exchange rates that are based on Bloomberg quotations for historical high and low exchange rates and Bloomberg end-of-day quotations for period-end exchange rates. The graph uses daily exchange rates that are based on Bloomberg end-of-day quotations. The Bloomberg quotations are not the same as the Spot Rate set forth above. The table shows the historical high, low and period-end exchange rates for the period from January 2, 2003 through May 6, 2013. The numbers appearing in the table may have been rounded for ease of analysis. The graph following the table sets forth the historical exchange rate performance for the period from May 6, 2003 through May 6, 2013.

The historical data set forth below are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rate set forth above or the Currency Performance. Any historical upward or downward trend in the exchange rate set forth in the following table or graph during any period set forth below is not an indication that the Spot Rate or Currency Performance is more or less likely to increase or decrease at any time during the term of the securities. A higher exchange rate indicates a strengthening of the Underlying Currency relative to the Reference Currency, while a lower exchange rate indicates a weakening of the Underlying Currency relative to the Reference Currency. The daily exchange rates published by Bloomberg may differ from the Spot Rate for the Underlying Currency. We will not use Bloomberg to determine the Spot Rate for the Underlying Currency.

Brazilian real
Historical Quarterly High, Low and Period-End Exchange Rates
January 2, 2003 through May 6, 2013
(expressed as units of Japanese yen per one Brazilian real)

Brazilian real	High	Low	Period End
2003	45.5688	31.9357	37.0863
2004	39.5118	34.1463	38.6408
2005	56.0267	37.4993	50.3529
2006	56.4319	46.9012	55.7452
2007	66.7540	52.5134	62.8135
2008	69.6665	35.1860	39.1662
2009	54.1625	36.8649	53.3191
2010	54.9859	46.7160	48.8855
2011	54.4219	39.6030	41.1958
2012	47.7585	37.7281	42.2837
2013 (through May 6, 2013)	50.6821	42.1744	49.4123

Past performance is not indicative of future performance.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of securities, but will forgo any fees for sales to certain fiduciary accounts.